THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq	Craig V. Butler, Esq.*
Ryan M. Lambert, Esq**	Edward H. Weaver, Esq.**

Admitted only in California* Admitted only in Utah**

August 9, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, NW
Washington, D.C. 20549
Mail Stop 4561
Attn: Linda van Doorn

Re:         China Agro Sciences Corp.
Forms 10-K and 10-K/A for the period ended September 30, 2006
Filed January 16, 2007 and January 24, 2007
File No. 0-49687

Dear Ms. van Doorn:

We herein provide the following responses to your comment letter dated May 8, 2007, regarding the above-listed forms for China Agro Sciences Corp. (the “Company”). I have summarized your comments in bold followed by the Company’s response.

General

1.
In response to several of our comments you indicate that you will revise your disclosure in response to our comments. Since you have not yet filed an amendment to incorporate these revisions, please understand that we will need to review such amendment and may have further comment.

The Company is aware that you may have further comments on the Amended Filing.

Item 7. Management’s Discussion and Analysis

Year ended September 30, 2006 compared to year ended September 30, 2005

Linda van Doorn
August 9, 2007

Revenues, Expenses and Loss from Operations, page 16

2.
We have read your response to prior comment 4. Our comment relates to taxes in China as discussed in note 5 to the financial statements. As such, your revisions in response to prior comment 3 do not address prior comment 4. Please revise.

When the Company files the Amended Filing in response to these comments it will add the following statement to the end of the new disclosure the Company will be putting its discussion of its Net Income (Loss):

“We did not make a provision for income taxes in China, since we are not subject to income tax during our first two years of operations in China. However, if we had been subject to income taxes in China during the year ended September 30, 2006, we would have been subject to an income tax rate of 27% of net income, which would have totaled approximately $600,000.”

Financial Statements -- General

3.
We have reviewed your responses to prior comments 7. Please clarify to us whether DHC was also the accounting acquirer in the merger with Ye Shun. If so, show us how you made that determination based on paragraphs 15 and following of SFAS 141.

DHC is merely a company that purchased all the outstanding stock of Ye Shun. The relationship of DHC and Ye Shun is one of parent company to wholly-owned subsidiary, and the Company’s (the registrant’s) consolidated financial statements roll up both DHC and Ye Shun’s operations. The only operations of either DHC or Ye Shun is Runze, Ye Shun’s wholly-owned subsidiary. Therefore, there is no “accounting acquirer” in the DHC/Ye Shun transaction, but Ye Shun’s operations and financial statements are rolled up with DHC’s into the registrant’s financial statements.

4.
We have reviewed your response to prior comment 8. If Ye Shun and its consolidated subsidiary Runze represent the registrant’s predecessors, their operations should be presented as such in accordance with Rule 3-02 of Regulation S-X.

The Company filed Ye Shun’s audited financial statements for the fiscal years ended September 30, 2005 and 2004 with the Company’s Form 8-K filed with the Commission on May 5, 2006. As a wholly-owned subsidiary of the registrant, Ye Shun’s results of its operations for the year ended September 30, 2006 are included and consolidated in the Company’s financial statements for the year ended September 30, 2006. Additionally, the Company, DHC, and Ye Shun’s only operations are conducted through Runze. None of these entities have independent operations outside of Runze’s operations. Therefore, any financial statements for Ye Shun for the year ended September 30, 2006 would mirror those of the Company.

If the Commission wants the Company to include the Ye Shun financial statements for the years ended September 30, 2005 and 2004, the Company can include those in the Amended Filing, and include a statement that Ye Shun’s only operations are those of Runze, same as the registrant, and the financial statements for both would be identical.

Linda van Doorn
August 9, 2007

5.	We have reviewed your response to prior comment 9. Please tell us your basis in U.S. GAAP for your accounting treatment of the government grant.

The Company has determined that since the government grant was specifically made to subsidize the acquisition of fixed assets, the proper treatment is to reduce the cost of the fixed assets. This treatment results in a corresponding reduction in retained earnings, since the amount was previously recorded as grant income. The Company will make the appropriate accounting adjustment in the Amended Filing.

Note 2. Property and Equipment, page F-7

6.	Related to prior comment 11. Please tell us which entity recognized the depreciation taken prior to the formation of DHC and how such depreciation affects the accumulated depreciation balance for DHC.

All accumulated depreciation relates to Runze, the only entity with operations. DHC does not have independent accumulated depreciation other than Runze’s accumulated depreciation. Runze’s accumulated depreciation appears in the Company’s financial statements as a subsidiary of the registrant.

Note 9 Risk Factors, F-8

7.
We have reviewed your response to prior comment 13. Please clarify how you evaluated the requirements of Rule 5-04(c) of Regulation S-X in determining that the presentation of parent only financial statements in Schedule I is not required. Based on your proposed disclosure, it appears that the restrictions are applicable and parent only financial statements should be filed.

Under Schedule I of Rule 5-04(c), a registrant must provide the schedule required by §210.12-04 if the restricted net assets of consolidated subsidiaries exceed 25% of the registrant’s consolidated net assets as of the end of the most recent completed fiscal year. The Company acknowledges that more than 25% of its consolidated net assets as of the end of the fiscal year ended September 30, 2006 would be considered restricted net assets, as that term is defined in §210.4-08(e)(3), due to the currency exchange restrictions placed on Chinese currency by the Chinese government. Therefore, technically, the Company would be required to provide the condensed financial information of the registrant required by §210.12-04, however, that financial information would be identical to what is currently contained in the Company’s current consolidated financial statements, since all the changes in the Company’s financial position and results of operations, etc., all result from Runze’s operations, the Chinese subsidiary of DHC and Ye Shun. To date, Runze has not been restricted by the Chinese government in converting its currency to pay the Company’s expenses, and since its only operations are through Runze and Runze pays all the expenses, their financial statements are identical. As the Company disclosed in the last Response #13 to the Commission’s comments, the Company is adding a financial statement risk factor related to restrictions on the payment of dividends from Runze to the registrant because the Company does not know if the Chinese government would treat the payment of dividends differently than the payment of the Company’s expenses.

Linda van Doorn
August 9, 2007

8.
We have reviewed your response to prior comment 14. In the future, if receivables from a specific customer again become as significant, please be sure to disclose the related credit risk and include the audited financial statements of such customer in your filing.

The Company understands and acknowledges this requirement.

Form 10-Q

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 14

9.	Please clarify the reasons shy you were unable to continue the use of the facilities of DRC for the quarter ended December 31, 2006 and how you intend to resume operations in the future.

DRC is an affiliated company in the same industry as the Company. As DRC’s production of its own products increases it needs to use its facilities to produce its own products, leaving the Company waiting to see if there is capacity to use DRC’s facility to produce its own product. The other alternative for the Company has been to wait for its own manufacturing plant to pass the required regulations and satisfy its client’s standards, which just recently occurred (see below). Additionally, even if DRC’s manufacturing plant becomes available, the Company needs the money to pay DRC for the use of its facilities and it currently does not have those funds available.

In May 2007, the Company began producing Acetochlor in trail productions that meet its customers’ manufacturing requirements. The Company planned to increase this production for sale, but recently received a notice from the Chinese National Environmental Bureau that all new chemical manufacturing facilities must be located in designated “chemical zones,” and for manufacturing plants not located there now will have to be relocated. The Company’s manufacturing facility is not currently located in a “chemical zone” and, therefore, the Company will be forced to move its manufacturing facility to a “chemical zone” at some point in the next 1-2 years. This will be at a substantial cost to the Company. The Company will receive a further relocation notice prior to the time it is forced to move the manufacturing plant, but the Company is beginning to prepare for that move now. Therefore, until the Company receives the further relocation notice it hopes to manufacture limited amounts of Acetochlor at its plant, in the same volume levels which it conducted its trail productions in May, 2007. However, the Company must obtain a waiver from the local government to even produce product at those limited volume levels. The Company has applied for this waiver. The Company will not attempt to produce higher volume levels of Acetochlor until it determines more about the relocation.

The disclosure related to this new development will be contained in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007.

Linda van Doorn
August 9, 2007

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

By:	/s/ Craig V. Butler
Craig V. Butler, Esq.